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                                                                  EXHIBIT 7(c).2

                                [TXI LETTERHEAD]


           TXI ACQUIRES RIVERSIDE CEMENT IN $120 MILLION TRANSACTION

                      60% Capacity Increase puts TXI into
                        Top 10% of U.S. Cement Producers

Dallas, Texas, January 16, 1998 -- Dallas based TXI (NYSE-TXI) acquired Riverside Cement of California in a $120 million transaction.

"The Riverside acquisition will increase TXI's total cement capacity by 60% to
3.6 million tons per year and move TXI into the top 10% of cement producers in the U.S.," Rogers said.

"The Riverside acquisition follows TXI's business plan of expanding cement production capacity and growing in desirable U.S. markets," stated Rogers. "Our experience as the largest producer of cement in Texas will be a major asset as we move forward with Riverside Cement. For instance, we intend to increase Riverside's capacity by using TXI's patented CemStar(sm) process."

Riverside has annual revenues in excess of $100 million from two cement plants in California. Its Oro Grande plant has a total capacity of 1.3 million tons of Portland Cement. The company's facility near Riverside is one of only three cement plants in the United States that produces white Portland cement. The company is also one of the largest bag cement producers in the nation and the leading producer on the West Coast.


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"TXI is very pleased with this acquisition which further demonstrates our desire to be the leading supplier of cement in the markets we choose to serve," continued Rogers. "This opportunity in California, coupled with our new steel facility being built in Virginia, will also allow TXI to have an important presence on both U.S. coasts."

TXI is a growth company that achieves superior financial performance through market leadership, technological excellence, innovation and low-cost manufacturing.

Through Chaparral Steel, TXI is a significant producer of structural and bar steel products for North American Construction and specialty steel markets. TXI is the largest producer of cement in Texas and a major supplier of aggregate and concrete products in Texas, Louisiana, California and Colorado. In addition, TXI is a leading North American recycling company.

TXI shares are traded on the New York Stock Exchange under the symbol "TXI".



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